UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC


FORM 15


CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES AND EXCHANGE ACT OF 1934 OR SUSPENSION OF THE DUTY TO FILE REPORTS UNDER SECTIONS 12 AND 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934. COMMISSION FILE NUMBER 0-2650

WASHINGTON SECURITY LIFE INSURANCE COMPANY
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

916 SHERWOOD DRIVE, LAKE BLUFF, ILLINOIS 60044
(ADDRESS, INCLUDING ZIP CODE , AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

COMMON ($1.00 PAR)
(TITLE OF EACH CLASS OF SECURITIES COVERED BY THE FORM)

NONE
(TITLES OF ALL OTHER CLASSES OF SECURITIES FOR WHICH A DUTY TO FILE REPORTS UNDER SECTION 13(A) OR 15(D) REMAINS)

PLEASE PLACE AN X IN THE SPACE TO DESIGNATE THE APPROPRIATE RULE PROVISION(S) RELIED UPON TO TERMINATE OR SUSPEND THE DUTY TO FILE REPORTS:

RULE 12G-4A1I
RULE 12G-4A1II  x
RULE 12G4A2I
RULE 12G-4A2II
RULE 12H-3B1I
RULE 12H-3BII
RULE 12H-3B21
RULE 12H-3B211

APPROXIMATE NUMBER OF HOLDERS OF RECORD AS OF THE CERTIFICATION OR NOTICE
DATE: 153

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES AND EXCHANGE ACT OF 1934, WASHINGTON SECURITY LIFE INSURANCE COMPANY HAS CAUSED THIS CERTIFICATION\NOTICE TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED DULY AUTHORIZED PERSON.
DATE: JULY 23, 1997  BY: W. D. BRUCE, PRESIDENT

THE REGISTRANT SHALL FILE WITH THE COMMISSION THREE COPIES OF FORM 15, ONE OF WHICH SHALL BE MANUALLY SIGNED. IT MAY BE SIGNED BY AN OFFICER OF THE REGISTRANT, BY COUNSEL OR BY ANY OTHER AUTHORIZED PERSON.
THE NAME AND TITLE OF THE PERSON SIGNING THE FORM SHALL BE TYPED OR PRINTED UNDER THE SIGNATURE.